

August 10, 2010

Mr. Hans E. Vanden Noort
Chief Financial Officer
Rayonier, Inc.
50 North Laura Street
Jacksonville, FL 32202

      RE: **Rayonier, Inc.**
               Form 10-K for the year ended December 31, 2009
               Filed February 24, 2010
               Schedule 14A filed April 5, 2010
               File No. 1-06780

Dear Mr. Vanden Noort:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Eric McPhee
                            Staff Accountant